U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)_X_ Form 10-K ___Form 20-F ___Form 11-K __ Form 10-Q ___Form N-SAR

For period ended: September 30, 2003

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended: ____________.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

SHALLBETTER INDUSTRIES, INC.
Name of Registrant

Minnesota	0-31297	41-1961936
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1090 West Georgia Street, #1305 Vancouver, British Columbia, Canada	V6E 3V7
(Address of Principal Executive Office)	(Zip Code)

Issuer's telephone number, including area code: (604) 685-9316

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( )          a.       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X )       b.       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )          c.       The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The audit of the financial statements has not been completed.

PART IV - OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this information:

Anthony C.Y. Chow
Chairman of the Board and President

(604) 685-9316
Area Code and Phone Number

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ( X ) Yes ( ) No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

SHALLBETTER INDUSTRIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:/S/ ANTHONY C.Y. CHOW
Anthony C. Y. Chow, Chairman and CEO

By: /S/ CHOW CHUNG PANG
Chow Chung Pang, Director

By: /S/ TERRY W. WONG
Terry W. Wong, Director and President

By: /S/ MARTINA LYNCH
Martina Lynch, Director and Secretary

By: /S/ J.L. SHAW
J. L. Shaw, Director

Date: December 30, 2003